Schedule 13G                                                       Page 1 of 6



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*




                           Introgen Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46119F 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

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Schedule 13G                                                       Page 2 of 6


CUSIP No. 46119F 10 7

--------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       EJ Financial Enterprises, Inc.
       -----------------------------------------------------------------------

--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [X]
               ---------------------------------------------------------------
       (b)  [ ]
               ---------------------------------------------------------------

--------------------------------------------------------------------------------
  3.   SEC Use Only
                    ----------------------------------------------------------

--------------------------------------------------------------------------------
  4.   Citizenship or Place of Organization  Delaware
                                             ---------------------------------

--------------------------------------------------------------------------------
Number of Shares         5.   Sole Voting Power  383,888*
Beneficially                                     -----------------------------
Owned by                --------------------------------------------------------
Each                     6.   Shared Voting Power  0
Reporting                                         ----------------------------
Person With             --------------------------------------------------------
                         7.   Sole Dispositive Power  383,888*
                                                      ------------------------
                        --------------------------------------------------------
                         8.   Shared Dispositive Power  0
                                                       -----------------------
-------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person  383,888*
                                                                    ----------

--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
                          ----------------------------------------------------

--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (9)  1.8%
                                                         ---------------------

--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)

       CO
       -----------------------------------------------------------------------

       -----------------------------------------------------------------------

       -----------------------------------------------------------------------

       -----------------------------------------------------------------------

--------------------------------------------------------------------------------





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Schedule 13G                                                       Page 3 of 6


CUSIP No.   46119F 10 7


--------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       EJ Financial/Introgen Management, L.P.
       -----------------------------------------------------------------------

--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [X]
               ---------------------------------------------------------------
       (b)  [ ]
               ---------------------------------------------------------------

--------------------------------------------------------------------------------
  3.   SEC Use Only
                    ----------------------------------------------------------

--------------------------------------------------------------------------------
  4.   Citizenship or Place of Organization  Delaware
                                             ---------------------------------

--------------------------------------------------------------------------------

Number of Shares         5.   Sole Voting Power  3,099,067*
Beneficially                                     -----------------------------
Owned by                --------------------------------------------------------
Each                     6.   Shared Voting Power  0
Reporting                                         ----------------------------
Person With             --------------------------------------------------------
                         7.   Sole Dispositive Power  3,099,067*
                                                      ------------------------
                        --------------------------------------------------------
                         8.   Shared Dispositive Power  0
                                                       -----------------------

--------------------------------------------------------------------------------
 9.    Aggregate Amount Beneficially Owned by Each Reporting Person 3,099,067*
                                                                    ----------

--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)
                                ----------------------------------------------

--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)  14.5%

--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)


       PN
       -----------------------------------------------------------------------

       -----------------------------------------------------------------------

       -----------------------------------------------------------------------

       -----------------------------------------------------------------------

--------------------------------------------------------------------------------




* Voting and dispositive power held by Dr. John N. Kapoor, Ph.D., by virtue of his position as the chairman of the board of directors of EJ Financial Enterprises, Inc., and his position as the chairman of the board of directors and president of Pharma Nevada, Inc., which in turn is the general partner of EJ Financial/Introgen Management, L.P.



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Schedule 13G                                                       Page 4 of 6


ITEM 1.

       (a)     Introgen Therapeutics, Inc., a Delaware corporation

       (b)     301 Congress Ave., Suite 1850, Austin, TX   78701

ITEM 2.

       (a)     EJ Financial Enterprises, Inc.
               EJ Financial/Introgen Management, L.P.

               Dr. John N. Kapoor, Ph.D., is the chairman of the board of directors of EJ Financial Enterprises, Inc., and is the chairman of the board of directors and president of Pharma Nevada, Inc., which in turn is the general partner of EJ Financial/Introgen Management, L.P.

       (b)     225 E. Deerpath Rd., Suite 250, Lake Forest IL 60045

       (c)     USA

       (d)     Common Stock, par value $0.001 per share

       (e)     46119F 10 7

ITEM 3. NOT APPLICABLE

ITEM 4. OWNERSHIP

       (a)     Amount beneficially owed:  3,482,955
                                          ---------

       (b)     Percent of class:  16.2%
                                 ------

       (c)     Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote  3,482,955*
                                                              ------------

               (ii)  Shared power to vote or to direct the vote    0
                                                              ------------

               (iii) Sole power to dispose or  to direct the
                     disposition of                            3,482,955*
                                                              ------------

               (iv)  Shared power to dispose or to direct
                     the disposition of                            0
                                                              ------------


       *Voting and dispositive power held by Dr. John N. Kapoor, Ph.D., the chairman of the board of directors of EJ Financial Enterprises, Inc., and the chairman of the board of directors and president of Pharma Nevada, Inc., which in turn is the general partner of EJ Financial/Introgen Management, L.P.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE



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Schedule 13G                                                       Page 5 of 6

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       EJ Financial Enterprises, Inc.
       EJ Financial/Introgen Management, L.P.

       Dr. John N. Kapoor, Ph.D., is the chairman of the board of directors of EJ Financial Enterprises, Inc., and is the chairman of the board of directors and president of Pharma Nevada, Inc., which in turn is the general partner of EJ Financial/Introgen Management, L.P.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10. CERTIFICATION

            (a)  Not applicable.

            (b)  Not applicable



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Schedule 13G                                                       Page 6 of 6


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     EJ Financial Enterprises, Inc.

                                                 February 5, 2002
                                     -------------------------------------------
                                                       Date

                                              /s/ JOHN N. KAPOOR, PH.D.
                                     -------------------------------------------
                                                    Signature

                                          JOHN N. KAPOOR, PH.D., PRESIDENT
                                     -------------------------------------------
                                                    Name/Title


                                     EJ Financial/Introgen Management, L.P.


                                                  February 5, 2002
                                     -------------------------------------------
                                                      Date

                                              /s/ JOHN N. KAPOOR, PH.D.
                                     -------------------------------------------
                                                     Signature

                                     JOHN N. KAPOOR, PH.D., PRESIDENT, PHARMA
                                        NEVADA, INC., ITS GENERAL PARTNER
                                     -------------------------------------------
                                                    Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)